SEC FILE NUMBER: 001-34887

CUSIP NUMBER: 62526P 505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

MULLEN AUTOMOTIVE INC.

Full Name of Registrant

N/A

Former Name if Applicable

1405 Pioneer Street

Address of Principal Executive Office (Street and Number)

Brea, CA 92821

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Mullen Automotive Inc. (the “Company”) will file its Quarterly Report Form 10-Q for the period ended December 31, 2024 within the five-day extension period (by February 19, 2025) provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. Given that the Company recently filed, on January 24, 2025, its Annual Report on Form 10-K for the year ended September 30, 2024, the Company requires additional time to finalize the financial statements and other disclosures in the Quarterly Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jonathan New, Chief Financial Officer	714	613-1900
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that its results from operations for quarter ended December 31, 2024, will reflect the following changes as compared to the quarter ended December 31, 2023: For the first quarter ended December 31, 2024, revenue from the sale of vehicles is expected to be approximately $2.9 million, an increase from the previous year when no vehicles were sold. The net loss for the quarter ended December 31, 2024 is expected to increase from $64.0 million in 2023 to approximately $104.7 million in the comparable quarter of 2024. This increase is largely attributable to the significant expenses related to revaluation of warrants and increased warrant-related financing costs year over year.

These figures represent the Company’s preliminary estimates of certain financial results for the quarter ended December 31, 2024, based on currently available information. The Company has not yet finalized its consolidated financial statement results for this period. The Company’s actual results remain subject to the completion of its quarter-end closing process, which includes final review by management and the Company’s board of directors, including the Company's audit committee of the board of directors. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material.

The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed or compiled such preliminary estimates of the Company’s results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Quarterly Report on Form 10-Q for the quarter ended December 31, 2024. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties, and factors that may cause future results to differ materially from management’s current expectations and estimates include, among other things, without limitation, the risk that, upon completion of further procedures, the financial results for the period are different than the information described in this Form 12b-25, the timing for finalizing and completing the Company’s quarter-end closing procedures, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the discovery of items requiring adjustments to the preliminary estimates of the Company's results; the possibility that errors may be identified; and the risk that the completion and filing of the Report will take longer than expected, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

MULLEN AUTOMOTIVE INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 14, 2025	By:	/s/ Jonathan New
Jonathan New
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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